April 21, 2014

David R. Humphrey

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Alico, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 9, 2013
Filer No. 0-00261

Dear Mr. Humphrey:

This letter responds to the staff’s comment letter dated March 24, 2014 (the “Comment Letter”), regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Form 10-K for the fiscal year ended September 30, 2013

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 41

1.                  Refer to the section of Other (Expense) Income. We note you have classified the line items, Gain on sale of real estate and Impairment of assets held for sale as non-operating income (expense) items. Please tell us what consideration you gave to ASC 360-10-45-4 and 360-10-45-5 in classifying each of these items.

Company Response:

In fiscal year 2012, the Company recognized a gain on sale of real estate of $9.1 million and recognized an impairment of assets charge of $1.9 million in the Other (Expense) Income section of the Consolidated Statements of Comprehensive Income. The gain on sale of real estate was a result of selling two parcels of land in Polk County, FL, and the impairment charge was recognized when the Company contracted for the sale of land in Lee County, FL.

Alico, Inc. is an agribusiness and land management company. We currently own over 130,000 acres of land in Florida and have been active in agriculture for over 50 years. Our operations consist primarily of farming and related agricultural activities, but we also pursue leasing, conservation and other activities as more fully described in our public filings to enhance the productivity and value of our land holdings. Our segments, Citrus Groves, Agricultural Supply Chain Management, Improved Farmland, Ranch and Conservation and Other Operations, describe the nature of our agricultural operations.

The Company held the specific parcels above as part of its land holdings for many years. Historically, the Company was unable to utilize these parcels in any of the operating segments to produce agricultural products or find other innovative land uses for these parcels. Further, the Company did not receive any revenues from these parcels prior to selling them. In addition, these parcels were not included in the total assets of any of the segments in the Segment Information footnote in the Form 10-K as they were not considered operating assets of the Company.

While the parcels were not producing agricultural income, they were held for many years based on potential long-term appreciation consistent with the philosophy described in our Form 10-K under Part 1 Item 1 “The Land We Manage,” where we state, “We regularly review our land holdings to determine the best use of each parcel based upon our management expertise. Our total return profile is a combination of operating income potential and long-term appreciation. Land holdings not meeting our total return criteria are considered surplus to our operations and will be sold or exchanged for land considered to be more compatible with our business objectives and total return profile.”

The selling of under-productive assets is part of our strategy only when the assets do not align to any of our operating segments and perform to our total return criteria.

As discussed in Rule 4-01(a) of Regulation S-X, disclosure requirements are subject to the overriding rule that financial statements filed with the SEC should be filed in a manner that will best indicate their significance and character in the light of the various rules, regulations, and other provisions that apply to these statements. That is, the statements should fairly present the operations and financial condition of the company in question, and should reasonably present the disclosures required by statute and SEC regulations.

It is our belief that treating the gain on sale of real estate and the impairment of assets as Other (Expense) Income items best indicated the character and significance of the transactions, since the assets in question were not included in the assets of our operating segments and did not produce any operating income prior to their sale.

While the Company considered ASC 360-10-45-4 and 360-10-45-5 when classifying these items, based on the facts stated above and the nature of these items, the Company concluded that the presentation of the gain on sale of real estate and impairment of assets held for sale as Other (Expense) Income items was most appropriate. We believe the Other (Expense) Income classification of these sales best indicated their significance and character. Additionally, these transactions were fully disclosed in footnote 7 under Item 8 of our September 30, 2013 Form 10-K.

2.                  With respect to the $20.3 million gain recorded in the fourth quarter of fiscal year 2013 from the granting of a warranty easement deed to the United States Department of Agriculture, we note you retain title to the property along with the right to subsurface resources. In this regard, please tell us how you calculated the cost basis associated with this transaction and what accounting literature you relied upon in your determination that recognition of a gain was appropriate.

Company Response:

In July, 2013, the Company closed a warranty easement deed with the United States Department of Agriculture (“USDA”), through its administering agency, The Natural Resources Conservation Service, granting a conservation easement on 11,591 acres located in Hendry County, FL (the “Property”) for $20,678,000. The easement agreement states the Property will be enrolled in perpetuity in the Wetlands Reserve Program designed to restore, protect and enhance the values of the wetlands and for the conservation of natural resources. As a result of the transaction, the Company recorded a gain of $20,343,000 in its Statement of Comprehensive Income for the fiscal year ended September 30, 2013.

The Property under the conservation easement is unimproved ranch land acquired in the 1960’s and had a total cost basis of $335,513 at the time of the sale. The basis was immaterial in its entirety and was therefore netted against the $20,678,000 in proceeds received to derive the gain.

The warranty easement deed granted certain rights to the USDA and prohibited the Company from performing these functions. The following is a list of the rights transferred to the USDA in the easement area:

1.	haying, mowing, or seed harvesting for any reason;
2.	altering of grassland, woodland, wildlife habitat or other natural features by burning, digging, plowing, disking, cutting or otherwise destroying the vegetative cover;
3.	dumping refuse, wastes, sewage, or other debris;
4.	harvesting wood products;
5.	draining, dredging, channeling, filling, leveling, pumping, diking, impounding, or related activities, as well as altering or tampering with water control structures or devices;
6.	diverting or causing or permitting the diversion of surface or underground water into, within, or out of the easement area by any means;
7.	building, placing, or allowing to be placed structures on, under, or over the easement area, except for structures for undeveloped recreational use;
8.	planting or harvesting any crop;
9.	grazing or allowing livestock on the easement area;
10.	disturbing or interfering with the nesting or brood-rearing activities of wildlife including migratory birds;

11.	use of the easement area for developed recreation. These uses include but are not limited to, camping facilities, recreational vehicle trails and tracks, sporting clay operations, skeet shooting operations, firearm range operations and the infrastructure to raise, stock, and release captive raised waterfowl, game birds and other wildlife for hunting or fishing;
12.	any activities which adversely impact or degrade wildlife cover or other habitat benefits, water quality benefits, or other wetland functions and values of the easement area; and
13.	any activities to be carried out on the Landowner's land that is immediately adjacent to, and functionally related to, the land that is subject to the easement if such activities will alter, degrade, or otherwise diminish the functional value of the eligible land.

The Company retains title to the Property and the right to various recreational uses including hunting and fishing and leasing of such rights as long as these uses are consistent with the long-term protection and enhancement of the easement area. Additionally, the Company reserves the right to subsurface resources including oil, gas, minerals and geothermal resources underlying the easement area provided that any drilling or mining activities are to be located outside the boundaries of the easement area and the right to water uses and water rights identified as reserved to the Company.

The Company utilized and relied upon the guidance provided by ASC 360-20 Real Estate Sales. The Company believes this guidance for real estate sales is most appropriate due to the fact the easement granted is a real property interest even though legal title to the underlying land is retained by the Company. Specifically, paragraph 40-3 of ASC 360-20 lists the criteria for recognizing full profit on a real estate sale when the following conditions are met:

1.  The profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated. The Company collected the full sales price of $20,678,000 in cash in July 2013 and therefore profit was determinable.

2. The earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit. The obligations of the Company as a result of the sale include noxious weed control, maintenance of fences, and payment of real property taxes. All of the obligations noted are deemed to be insignificant in nature and amount and therefore the earnings process is complete.

The Company also reviewed paragraphs ASC 360-20-40-37 through 40-63 for additional forms of involvement that could result in retention of substantial risks or rewards and evaluated each below:

1.	Seller Option or Obligation to Repurchase? No option included.
2.	Seller is General Partner in Acquiring Limited Partnership? Not applicable.
3.	Seller Guarantee? No guarantee provided.
4.	Seller Supports Operations? The Company is required to provide minimal maintenance support as identified above, however this would not preclude full accrual method.

5.	Buyer Option to Purchase Property? No option included.
6.	Partial Sale by Seller? Not applicable
7.	Sale of Condominium Units? Not applicable
8.	Seller Sells Property Improvements and Leases Underlying Land to the Buyer of the Improvements? Not applicable
9.	Sale of Property with Leaseback to Seller of All or Part of Its Remaining Economic Life? Not applicable
10.	Future Development Required by Seller? No. Specifically prohibited in agreement.
11.	Seller Participation in Future Profit from the Property Without Risk of Loss? Not applicable

Based on the criteria provided under ASC 360-20-40-3, the Company met the criteria for recognizing full profit on a real estate sale and appropriately recognized a gain on sale in the fourth quarter of fiscal year 2013.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

Please contact the undersigned if you have any additional comments or questions.

Very truly yours,

/s/ W. Mark Humphrey

Chief Financial Officer